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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

SEC FILE NUMBER
8-51480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Polo Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

144 East 44th Street, 8th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Plotycia (347) 773-4031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, St. 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Daniel Ibarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA PEREZ
Notary Public - State of New York
NO. 01PE6313618
Qualified in New York County
My Commission Expires Oct 27, 2018

Signature

President

Title

2/9/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of MagellanPP, Inc.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

Assets		
Cash	$	522,889
Commissions receivable		191,620
Due from clearing broker		190,819
Foreign withholding tax credit		5,241
Prepaid expenses		7,556
Total assets	$	918,125

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	207,889
Total liabilities		207,889
Stockholder's equity		
Preferred stock - $1,000 par value; 1,000 shares authorized; shares issued and outstanding - none		-
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding		80,704
Additional paid-in capital		363,889
Retained earnings		265,643
Total stockholder's equity		710,236
Total liabilities and stockholder's equity	$	918,125

The accompanying notes are an integral part of these financial statements.

MARCO POLO SECURITIES, INC.
(A Wholly-Owned Subsidiary of MagellanPP, Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Marco Polo Securities Inc. (the "Company") is a wholly-owned subsidiary of MagellanPP, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of FINRA, a member of the Securities Investor Protection Corporation ("SIPC"), and a member of the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers, or perform custodial functions, related to securities. The Company's primary business is providing order routing and execution services to the emerging markets as an agency broker, offering investment banking and advisory services, and providing private placement services. The Company is engaged in providing agency brokerage services, which allows it to provide order routing and execution services predominantly to the emerging markets sector utilizing foreign broker dealers ("FBD"), who are registered in their respective countries to execute these transactions. The service is typically provided through technology licensed from Marco Polo New World, Inc. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under exemptive provisions (k)(2)(i) and (k)(2)(ii). The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and their clearing relationship with the executing foreign broker dealers on a DVP/RVP arrangement.

The Company has agreements (the "Agreements") with other U.S. broker dealers (the "clearing brokers") for clearing U.S. and foreign equities. The clearing brokers are member firms and are subject to the rules and regulations of the related regulatory bodies, as well as those of the SEC. Under the terms of the Agreements, the clearing brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The Company is also engaged in providing "Chaperoning" services to FBD under SEC Rule 15a-6.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2017, no allowance for doubtful accounts was deemed necessary. The Company collected $5,998 of receivables which had been writen off to bad debt expense during the previous fiscal year.

Revenue Recognition

Securities transactions and related commission revenue are recorded on a trade-date basis. Technology services revenue is recognized as the service is provided. Investment banking income includes fees earned for financial advisory services, which are recorded as earned in accordance with the underlying agreement. Placement fees are earned at the time the placement is completed.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company was sold on February 15, 2017 from Marco Polo New World, Inc. to MagellanPP,Inc. Prior to the sale, the Company filed its tax return on a consolidated basis with the Parent entity, Marco Polo New World, Inc. During the period from February 16, 2017 to April 30, 2017 the Company was a "C" Corporation for tax purposes and accordingly the Company filed a standalone tax return for this short tax year. On May 1, 2017 the Company filed a Qualified Subchapter S Subsidiary Election pursuant to section 1361(b)(3) of the Internal Revenue Code. From this time forward, the Company files its tax return on a consolidated basis with the Parent entity, MagellanPP, Inc. The income tax obligation to the IRS, if any, belongs to the Parent company MagellanPP, Inc.

Subsequent Events

The Company has evaluated subsequent events to determine if events or transactions, occurring through the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 2 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company maintained deposit balances at both Pershing and INTL FC Stone Financial. These balances are presented as due from clearing broker in the statement of financial condition. As of December 31, 2017, the balance was $190,819.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company was sold on February 15, 2017 from Marco Polo New World, Inc. to MagellanPP,Inc. ("Magellan"). During the period from January 1, 2017 to February 15, 2017, the Company incurred monthly costs as reimbursable expenses to its then wholly-owned parent, Marco Polo New World. These costs were associated primarily with wages and technology incurred at the parent level, for which the Company incurred an intercompany balance. The total amount paid to Marco Polo New World during this period was $99,700 which represented a payment of $111,959 in reimbursable expenses less an overpaid balance from the fiscal year ending December 31, 2016 in the amount of $12,259.

The Company incurred costs consisting of fees for professional services as well as reimbursable expenses with its sister company, Pi Capital International LLC ("Pi Capital"), a wholly owned subsidiary of Magellan. Amounts paid to Pi Capital as of December 31, 2017 and for the year then ended total $990,000 for professional services and $292,483 for expense reimbursements.

NOTE 4 – FOREIGN WITHHOLDING TAX CREDIT

The Company has international customers who reside in non-U.S. jurisdictions. The local governments in these regions require foreign withholding taxes to be made as a subset of remitting payment for services. These withholding taxes are a direct reduction of the amount paid to the Company. As such, the Company records these short payments as foreign tax withholding credits (assets), which can be used to offset corporate tax obligation on its entity tax return at year end. As of December 31, 2017, the foreign tax withholding credit was $5,241.

NOTE 5 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a non-clearing broker, the Company does not hold customer cash or securities. Its customer transactions are processed by a clearing firm on a fully-disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2017, the Company is not responsible for any unsecured debits. Its customers' securities transactions are cleared through other broker-dealers and the majority, if not all of them, are on a DVP/RVP basis and no securities are held at its clearing firm.

NOTE 6 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7 - SIGNIFICANT CUSTOMERS

At December 31, 2017 and for the year then ended, 44% of gross revenues was derived from three customers. These three customers accounted for 16.4%, 16.3% and 11.4% of gross revenues, respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

At December 31, 2017, the Company has regulatory net capital of $513,722, which exceeds the Company's minimum regulatory net capital requirement of $250,000 (which is net capital requirement of the SEC Rule 15c3-1) by $263,722. The Company's percentage of aggregate indebtedness to net capital is 40.47% as of December 31, 2017.

NOTE 9 - SUBSEQUENT EVENTS

As of December 31, 2017, the were no material subsequent events to report.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Marco Polo Securities, Inc.
144 East 44th Street, 8th floor
New York, NY 10017

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marco Polo Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Marco Polo Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Marco Polo Securities, Inc.'s management. Our responsibility is to express an opinion on Marco Polo Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marco Polo Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Marco Polo Securities, Inc.'s auditor since 2017.

New York, NY
February 7, 2018